Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated April 28, 2015

Relating to Preliminary Prospectus dated April 27, 2015

Registration No. 333-200408

27,864,525 Shares

Common Stock

This free writing prospectus relates only to the shares of common stock of Springleaf Holdings, Inc. described in, and should be read together with, the preliminary prospectus supplement dated April 27, 2015 (together with the prospectus included in the Registration Statement on Form S-3 (Commission File No. 333-200408), the “Preliminary Prospectus”).  References herein to “we” and “us” refer to Springleaf Holdings, Inc.  Terms used, but not otherwise defined herein, have the meaning assigned to them in the Preliminary Prospectus.

The following information supplements and updates the information contained in the Preliminary Prospectus.

Increase in offering size:	The size of the offering has been upsized from 22,727,273 shares to 27,864,525 shares

Common stock offered:
By us	19,417,476 shares

By the Selling Stockholder	8,447,049 shares

Common stock to be issued and outstanding after this offering*	134,482,414 shares

Underwriters’ option to purchase additional shares (offered by the Selling Stockholder)	4,179,678 shares

Public offering price	$51.50 per share

NYSE symbol for common stock	LEAF

Pricing date	April 28, 2015

Settlement date	May 4, 2015 (T+3)

Stabilizing transactions

Prior to purchasing the common stock being offered pursuant to the Preliminary Prospectus, on April 28, 2015, one of the underwriters purchased, on behalf of the syndicate, 34,490 shares of common stock at an average price of $52.00 per share in stabilizing transactions.

Other changes

Due to the increase in offering size, the non-cash compensation expense referred to on page S-20 of the Preliminary Prospectus is expected to be approximately $15.5 million rather than $0, or approximately $22 million rather than $14 million if the underwriters’ option to purchase additional shares is exercised in full.

Joint Book-Running Managers	Citigroup Global Markets Inc. Goldman, Sachs & Co. Barclays Capital Inc. Credit Suisse Securities (USA) LLC

Co-Managers	Natixis Securities Americas LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC

* The number of shares of our common stock to be issued and outstanding after completion of this offering is based on 115,064,938 shares of common stock issued and outstanding as of April 24, 2015, which includes unvested restricted stock awards to non-employee directors and excludes 1,709,931 unvested restricted stock units that have been granted to certain of our executive officers and other employees.

The issuer has filed a registration statement (including a prospectus and the related preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering. Before you invest, you should read the prospectus supplement and base prospectus in that registration statement and other documents SHI has filed or will file with the SEC for more complete information about SHI and the offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies of the final prospectus supplement and the accompanying base prospectus for the offering may be obtained by contacting Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York, 11717, or by phone at (800) 831-9146; Goldman, Sachs & Co., Attn: Prospectus Department, 200 West Street, New York, NY 10282, telephone: 866-471-2526, facsimile: 212-902-9316, e-mail: prospectus-ny@ny.email.gs.com; Barclays, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by email at barclaysprospectus@broadridge.com or by phone at (888) 603-5847; or Credit Suisse at One Madison Avenue, New York, NY 10010-3629, Attn: Prospectus Department, by email at newyork.prospectus@credit-suisse.com or by phone at (800) 221-1037.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in the preliminary prospectus supplement and the accompanying prospectus.